UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of June 2000

                               -------------------


                                360NETWORKS INC.
                 (Translation of registrant's name into English)


   1500-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1
              (Address of principal executive offices and zip code)

       Registrant's Telephone Number, including area code: (604) 681-1994

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F_X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No _X_


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                                                                    Exhibit 99.1


June 21, 2000

All figures in US dollars


                  360NETWORKS COMPLETES ACQUISITION OF GLOBENET

Vancouver - 360networks inc. today announced the completion of its $1 billion acquisition of GlobeNet Communications Group Limited.

Final approval from the United States Federal Communications Commission for the transfer of cable landing licenses and from the Bermuda government paved the way for the closing. GlobeNet shareholders approved the sale in May.

GlobeNet shareholders will receive 2.51 subordinate voting shares of 360networks for each GlobeNet common share for a total of 47.3 million shares of 360networks common stock. Based on the anticipated number of 360networks outstanding shares, GlobeNet shareholders are expected to own about 5% of 360networks. In addition, GlobeNet will retain $400 million of existing debt.

Based in Bermuda, GlobeNet is installing the first independent sub-sea, fiber optic network between North and South America. Formerly Atlantica-1, the 28,000-kilometer (17,400-mile) network is being renamed 360americas. The first leg of the northern network ring linking the United States, Bermuda and Brazil will be ready for service in September. The remainder of the ring linking Brazil to Venezuela and the United States will be completed by February 2001. A central ring from Fortaleza, Brazil to Rio de Janeiro with a terrestrial network extension to Sao Paulo is also scheduled to enter service in February 2001. A southern ring connecting Rio de Janeiro with Buenos Aires will be completed by the end of 2001.

"This is a very important acquisition for us as it expands our international network and enables us to become the first company to provide seamless broadband connections between the Americas and Europe," said Greg Maffei, president and chief executive officer of 360networks.

"We look forward to expanding and strengthening our fast growing 360networks team with GlobeNet staff, who will help us to deliver bandwidth and co-location services worldwide," Maffei added.

About 360networks
360networks (TSIX: NASDAQ and TSX: TSE) offers broadband network and co-location services to telecommunications and data communications companies. 360networks is developing one of the largest and most technologically advanced fiber optic networks in the world.


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By the end of 2001, the network is expected to measure 91,000 kilometers (56,000 miles) and link 90 major cities with terrestrial routes in North America and Europe, undersea cables linking North America with South America and Europe, and nearly 2 million square feet of network co-location space. 360networks and its predecessors have been developing communications networks since 1988. More information is available at www.360.net.

Forward looking statements: This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.


For more information, please contact:

Michelle Gagne
Director of corporate communications
604.648.7703
michelle.gagne@360.net

Nancy Bacchieri
Director of investor relations
206.239.4064
nancy.bacchieri@360.net


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    360NETWORKS INC.


                                    By:        /s/ Catherine McEachern
                                        -------------------------------------
                                           Name:  Catherine McEachern
                                           Title:  Vice President

DATE: June 21, 2000